UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.5)*

MFRI, INC.
------------------------------------------------------
(Name of Issuer)

Common
---------------------------------
(Title of Class of Securities)

552721102
-----------------------
(Cusip Number)

December 31, 2010
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)Babson Capital Management LLC

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 5 Pages



CUSIP No  552721102 		   Page 2 of 5 Pages
----------------------------------------------------------------

1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------
2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
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3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
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                      		5.	Sole Voting Power

						390,940
	Number of	         	-----------------------------
	shares	            	6.	Shared Voting Power
	beneficially
	owned by				 0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		               		390,940
				 	-----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 				390,940
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       5.71%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA




CUSIP No  552721102 		   Page 3 of 5 Pages
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SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

MFRI, INC.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	7720 Lehigh Avenue
        Niles, IL 60714

ITEM 2(A):  NAME OF PERSON FILING:

(i)   Babson Capital Management LLC as investment adviser.



ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Babson Capital Management LLC
470 Atlantic Avenue
Boston, MA   02210-2208

ITEM 2(C):  CITIZENSHIP:

	See Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:
(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital Management LLC in its capacity as investment adviser, may be deemed the beneficial owner of 390,940 shares of common stock of the Issuer which are owned by investment advisory client(s).

This constitutes 5.71% of the shares outstanding based on 6,845,896 shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ending October 31, 2010.




CUSIP No  552721102 		   Page 4 of 5 Pages
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ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:
BABSON CAPITAL MANAGMENT LLC CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 08, 2011

Babson Capital Management LLC


Signature:  	// Ruth Howe //
Name/Title:  	   Ruth Howe
		   Managing Director





CUSIP No  552721102 		   Page 5 of 5 Pages
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February 08, 2011

Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

Re:    Schedule 13G On Behalf Of MFRI, INC.
       For The Year Ending December 31, 2010

Dear Sir or Madam:

Babson Capital Management LLC is filing today an amended Schedule 13G through the EDGAR systemto reflect a change in beneficial ownership.

Please note that the shares as to which this Schedule is filed were owned by various investment advisory clients of Babson Capital which may have been deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possessed pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (413) 226-1243.

Sincerely,


// Ruth Howe //
   Ruth Howe
Managing Director